SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Net2Phone, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64108N10

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64108N10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,250,000

	10.	Shared Dispositive Power 28,896,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 30,146,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) (2) 41.08%

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)                                  Represents 1,250,000 shares of the Issuer’s Common Stock owned by a majority owned subsidiary of the Reporting Person and 28,896,750 shares of the Issuer’s Common Stock issuable upon conversion of 28,896,750 shares of Class A Common Stock held by NTOP Holdings, L.L.C., a Delaware limited liability company of which two majority owned subsidiaries of the Reporting Person are members (“NTOP Holdings”).  Each share of Class A Common Stock is convertible, at the option of the holder, into one share of Common Stock.

(2)                                  Percentage calculation is based upon a total of 73,388,749 shares outstanding, consisting of 44,502,571 shares of Common Stock, and 28,913,250 shares of Class A Common Stock, as reported by the Issuer in its Prospectus, dated November 19, 2003 (File No. 333-110118), filed pursuant to Rule 424(b)(4) with the Commission on November 20, 2003.  Each share of Class A Common Stock is entitled to two votes, whereas each share of Common Stock is entitled to one vote.  NTOP Holdings owns shares representing approximately 56.5% the Issuer’s outstanding voting power. The Reporting Person owns shares representing approximately 1.2% of the Issuer’s outstanding voting power, without giving effect to the Reporting Person’s beneficial ownership interests in NTOP Holdings.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

NET2PHONE, INC.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on November 8, 2001 (the “Original Statement”) and relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Net2Phone, Inc., a Delaware corporation (the “Issuer”).  Items 2, 3, 5, 4, 6 and 7 of the Original Statement are hereby amended as set forth below.  Capitalized terms used but not defined herein have the meanings given to such terms in the Original Statement.

Item 2.	Identity and Background
Item 2 is hereby amended and restated to read in its entirety as follows:

The principal business address of the Reporting Person and each of its subsidiaries described below is 12300 Liberty Boulevard, Englewood, Colorado 80112.  The Reporting Person is a Delaware corporation.

The Reporting Person is a holding company, which, through its ownership of interests in subsidiaries and affiliates, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software.  In addition, companies in which the Reporting Person owns interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.  The Reporting Person, through its subsidiaries and affiliated companies, operates in the United States, Europe, South America and Asia.

The Reporting Person owns 100% of LMC Capital LLC, a Delaware limited liability company (“LMC Capital”). LMC Capital owns 100% of Liberty Programming Company LLC, a Delaware limited liability company (“Liberty Programming”). Liberty Programming owns 99.6% of the outstanding common stock of LMC Animal Planet, Inc., a Colorado corporation (“LMC Animal Planet”), representing a 96.7% voting interest therein.  LMC Animal Planet owns 100% of each of Liberty N2P, Inc., a Delaware corporation (“Liberty N2P”), Liberty N2P II, Inc., a Delaware corporation (“Liberty N2P II”), and Liberty N2P III, Inc., a Delaware corporation (“Liberty N2P III”).  Liberty N2P owns 33 Class A Membership Interests and 97 Class B Membership Interests in NTOP Holdings, LLC, a Delaware limited liability company (“NTOP Holdings”), and Liberty N2P II owns 23 Class A Membership Interests in NTOP Holdings.  Through Liberty N2P and Liberty N2P II, the Reporting Person beneficially owns approximately 52.9% of the outstanding membership interests in NTOP Holdings, which interests represent 20% of the outstanding voting power of the board of managers of NTOP Holdings.  Subsidiaries of IDT Corporation, a Delaware corporation (“IDT”), own the remaining approximately 47.1% of the membership interests in NTOP Holdings, which interests represent 80% of the outstanding voting power of the board of managers of NTOP Holdings.  NTOP Holdings owns 28,896,750 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer which shares are convertible into 28,896,750 shares of Common Stock at the option of the holder.  Liberty N2P III owns 1,250,000 shares of Common Stock.

Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented and amended to include the following information:

On October 29, 2002, ITelTech, LLC (“AT&T Sub”), a subsidiary of AT&T Corp. (“AT&T”), exercised its right under Section 8.1 of the Second Amended and Restated Limited Liability Company Agreement of NTOP Holdings (the “LLC Agreement”), to put (the “Put Right”) its interests in NTOP Holdings to LMC Animal Planet and IDT Investments, Inc., a subsidiary of IDT (“IDT Investments”), or their designees.  On December 18, 2002, pursuant to the exercise of the Put Right, IDT Investments purchased 6 Class A Membership Interests from AT&T Sub in exchange for $3,900 in cash, and Liberty N2P II purchased 23 Class A Membership Interests from AT&T Sub in exchange for $14,950 in cash (the “Liberty Put Purchase”).  Liberty N2P II received the cash as a contribution to capital from LMC Animal Planet.  LMC Animal Planet received the cash as a contribution to capital from Liberty Programming.  Liberty Programming received the cash as a contribution to capital from LMC Capital.  LMC Capital received the cash as a contribution to capital from the Reporting Person.  The Reporting Person obtained the cash from its available funds.

On December 31, 2002, LMC Animal Planet contributed its entire interest in NTOP Holdings, consisting of 33 Class A Membership Interests and 97 Class B Membership Interests, to Liberty N2P as a capital contribution (the “N2P Contribution”).

On November 24, 2003, Liberty N2P III purchased 1,250,000 shares of Common Stock from the Issuer for a per share purchase price of $4.50 in cash (the “Issuer Acquisition”).  These shares were sold to the Reporting Person in connection with the Issuer’s concurrent public offering of 10,500,000 shares of Common Stock and concurrent sale of 1,250,000 shares of Common Stock to IDT.  Liberty N2P III received the cash as a contribution to capital from LMC Animal Planet.  LMC Animal Planet received the cash as a contribution to capital from Liberty Programming.  Liberty Programming received the cash as a contribution to capital from LMC Capital.  LMC Capital received the cash as a contribution to capital from the Reporting Person.  The Reporting Person obtained the cash from its available funds.

Item 4.	Purpose of Transaction
Item 4 is hereby supplemented and amended to include the following information:

The Reporting Person caused the Liberty Put Purchase and the related N2P Contribution to be consummated in compliance with the provisions of the LLC Agreement and as part of a related internal restructuring.  The Reporting Person caused the Issuer Acquisition to be consummated to maintain, at least in part, its proportionate beneficial ownership interest in the Issuer.  The Reporting Person beneficially owns its interests in the Issuer and in NTOP Holdings for investment purposes.

Notwithstanding the foregoing, the Reporting Person may determine to change its intention with respect to the Issuer at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of the capital stock of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions or (ii) to dispose of all or a portion of its direct or indirect holdings of shares of Common Stock of the Issuer.  In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer.

Other than as set forth in this Amendment, the Reporting Person has no present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Issuer; (6) any other material change in the Issuer’s business or corporate structure; (7) changes in the Issuer’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any persons; (8) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read in its entirety as follows:

(a)                   The Reporting Person owns 1,250,000 shares (the “Liberty Shares”) of Common Stock through Liberty N2P III, a wholly owned subsidiary of LMC Animal Planet, which is a majority owned subsidiary of the Reporting Person.  In addition, the Reporting Person may be deemed to beneficially own the 28,896,750 shares of Class A Common Stock held by NTOP Holdings (the “NTOP Shares” and together with the Liberty Shares, the “Shares”), which shares are convertible into 28,896,750 shares of Common Stock at the option of the holder.  Each share of Class A Common Stock is convertible, at the option of the holder, into one share of Common Stock.  Each share of Class A Common Stock is entitled to two votes, whereas each share of Common Stock is entitled to one vote.  The Shares represent 41.08% of the outstanding Common Stock of the Issuer and 57.7% of the outstanding voting power of the Issuer, based upon a total of 73,388,749 shares outstanding, consisting of 44,502,571 shares of Common Stock, and 28,913,250 shares of Class A Common Stock, as reported by the Issuer in its Prospectus, dated November 19, 2003 (File No. 333-110118), filed pursuant to Rule 424(b)(4) with the Commission on November 20, 2003.

To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock of the Issuer, other than (i) Larry E. Romrell, a director of the Reporting Person, who owns 2,000 shares of Common Stock, and (ii) Charles Y. Tanabe, an executive officer of the Reporting Person, who owns 300 shares of Common Stock.

(b)                  The Reporting Person holds the Liberty Shares through Liberty N2P III, a wholly owned subsidiary of LMC Animal Planet.  Through its control of LMC Animal Planet, the Reporting Person has sole power to vote or direct the voting of and to dispose or direct the disposition of the Liberty Shares.

NTOP Holdings has the sole power to vote or to direct the voting of the NTOP Shares.  The Reporting Person does not have sole or shared voting power with respect to any of the NTOP Shares.  NTOP Holdings may not dispose of any of the NTOP Shares without the consent of all of its members, including Liberty N2P and Liberty N2P II, each of which is a wholly owned subsidiary of LMC Animal Planet.  The Reporting Person, through its control of LMC Animal Planet, may therefor be deemed to share dispositive power over the NTOP Shares with the other members of NTOP Holdings: IDT Investments and IDT Domestic-Union, LLC (“IDT Domestic-Union”), each of which is a subsidiary of IDT.  Information on the other members of NTOP Holdings is provided in a separate Schedule 13D filed with the Commission on October 25, 2001.  The Reporting Person, for itself and each of its subsidiaries, disclaims membership in a group with NTOP Holdings, IDT Investments, IDT Domestic-Union or any other person with respect to the Common Stock.  The filing of this Amendment shall not be deemed an admission that the Reporting Person or any of it subsidiaries has beneficial ownership of any of the NTOP Shares.

To the knowledge of the Reporting Person, Mr. Romrell has sole voting and dispositive power over the shares of Common Stock owned by him, and Mr. Tanabe has sole voting and dispositive power over the shares of Common Stock owned by him.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock held by Messrs. Romrell and Tanabe.

(c)                   Except for the Issuer Acquisition described in Item 3, no transactions in any securities of the Issuer have been effected by the Reporting Person, or, to the knowledge of the Reporting Person, any of the Schedule 1 Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated to read in its entirety as follows:

(a)                   LLC Agreement.  The terms and conditions of the membership interests of NTOP Holdings are set forth in the Second Amended and Restated Limited Liability Company Agreement, dated as of October 19, 2001, as amended (the “LLC Agreement”), of NTOP Holdings, by and among AT&T, AT&T Sub, IDT, IDT Domestic-Union, IDT Investments, the Reporting Person and LMC Animal Planet.  As described in Item 3 above, AT&T and AT&T Sub have sold their membership interests in NTOP Holdings to subsidiaries of IDT and the Reporting Person.  Accordingly, neither AT&T nor AT&T Sub has any rights or obligations under the LLC Agreement.  Material terms of the LLC Agreement related to the NTOP Shares include the following:

(i)                                     Limitation on Transfer. NTOP Holdings is not permitted to sell, transfer (other than a transfer to a wholly-owned subsidiary of NTOP Holdings), pledge or hypothecate any of the NTOP Shares without the consent of all its members.

(ii)                                  Voting. The board of managers of NTOP Holdings shall make all decisions relating to the casting of votes in respect of the shares on all matters submitted to a vote of, or seeking the written consent of, the stockholders of Net2Phone, including the election and removal of directors to the board of directors of Net2Phone. The holder or holders of a majority of the Class A-1 membership interests of NTOP Holdings (currently IDT Domestic-Union) have the right to appoint all five managers of NTOP Holdings’ board of managers. However, for so long as LMC Animal Planet owns a majority of the membership interests owned by it on October 19, 2001, the Class A-1 member or members have agreed to cause one nominee selected by LMC Animal Planet to be appointed as a manager of NTOP Holdings.

(iii)                               Distribution upon Liquidation. Upon dissolution of NTOP Holdings and following payment to all creditors, any member of NTOP Holdings may elect to receive distributions in kind of Class A Common Stock held directly or indirectly by NTOP Holdings to be distributed prior to any sale of shares of Class A Common Stock or any other assets of NTOP Holdings. The number of shares of Class A Common Stock to be distributed will be determined after the shares are marked-to-market based on the average (rounded to the nearest 1/10,000) of the closing prices of the Class A Common Stock during regular trading hours on the principal market on which shares of Class A Common Stock are then listed or quoted (whether the NASDAQ National Market, The New York Stock Exchange or another national securities exchange or association) for the twenty (20) trading days up to and including such date.

The foregoing summary of terms of the LLC Agreement is qualified in its entirety by reference to the full text of the LLC Agreement, a copy of which is attached as Exhibits 7(a) and 7(b) to the Original Statement and is incorporated herein by reference.

(b)                  Lock-Up Agreement.  In connection with the Issuer Acquisition, Liberty N2P III entered into a Lock-up Agreement, dated November 19, 2003 (the “Lock-Up Agreement”), with J.P. Morgan Securities Inc. (“JP Morgan”) and Jefferies & Company, Inc.  Material terms of the Lock-Up Agreement related to the Liberty Shares include the following:

(i)                                     No Dispositions.  During the period ending 90 days after November 19, 2003, Liberty N2P III may not (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, in each case without the prior written consent of J.P. Morgan, except that the foregoing restrictions do not apply to (1) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock that are owned by NTOP Holdings, (2) any transactions in respect of the membership interests of NTOP Holdings or (3) any transfer of shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, to affiliates of Liberty N2P III (provided that any such affiliate enters into a similar lock-up agreement).  In addition, Liberty N2P III may tender and sell, exchange or otherwise transfer any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, pursuant to a tender, exchange or similar offer for shares of Common Stock.

(ii)                                  No Exercise of Registration Rights.  During the period ending 90 days after November 19, 2003, Liberty N2P III may not make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in each case without the prior written consent of J.P. Morgan.

The foregoing summary of terms of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached as Exhibit 7(c) to this Amendment and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented and amended to include the following information:
7(c) Lock-up Agreement, dated November 19, 2003, among Liberty N2P III, Inc., J. P. Morgan Securities Inc. and Jefferies & Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated December 10, 2003

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Senior Vice President, General
Counsel and Secretary

Exhibit Index

7(c)                            Lock-up Agreement, dated November 19, 2003, among Liberty N2P III, Inc., J. P. Morgan Securities Inc. and Jefferies & Company, Inc.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty